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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 3)
                               (Final Amendment)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SCHEDULE 13D

                               (AMENDMENT NO. 13)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                             ---------------------

                                 SYSTEMIX, INC.

                           (Name of Subject Company)

                         NOVARTIS BIOTECH HOLDING CORP.
                                      AND
                                 NOVARTIS INC.

                                    (Bidder)

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                  871872 10 7

                     (CUSIP Number of Class of Securities)
                          ---------------------------

                         ROBERT L. THOMPSON, JR., ESQ.
                         NOVARTIS BIOTECH HOLDING CORP.
                                 NOVARTIS INC.
                            C/O NOVARTIS CORPORATION
                          608 FIFTH AVENUE, 10TH FLOOR
                            NEW YORK, NEW YORK 10020
                                 (212) 830-2401

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                          ---------------------------

                                    COPY TO:
                            DAVID W. HELENIAK, ESQ.
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-4000

                                FEBRUARY 18, 1997


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              This Amendment No. 3 to the Tender Offer Statement on Schedule
14D-1 and Amendment No. 13 to the Statement on Schedule 13D (this "Amendment") relates to the offer by Novartis Biotech Holding Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis Inc., a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc. (the "Shares"), a Delaware corporation, at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 and in the related Letter of Transmittal.


ITEM 6. INTEREST IN SECURITIES OF THE ISSUER.

Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

         The Offer expired at 12:00 midnight, New York City time, on Friday, February 14, 1997. Based on a preliminary count, approximately 4,711,319
Shares were tendered pursuant to the Offer, of which 910,839 were tendered pursuant to notices of guaranteed delivery. Such Shares
(including Shares delivered pursuant to notices of guaranteed delivery) constituted approximately 30.6% of the outstanding Shares and approximately 98.2% of the outstanding Shares held by persons other than Parent, Purchaser and their affiliates. On Saturday, February 15, 1997, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. In addition to the Shares acquired pursuant to the Offer, Purchaser and Parent own 10,610,099 Shares, representing approximately 68.9% of the outstanding Shares. As a result, Purchaser and its affiliates own approximately 99.5% of the outstanding Shares, which is a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's stockholders. After the Merger, Parent will indirectly own 100% of the Company. Purchaser intends to effect the Merger as soon as practicable. A press release issued by Parent on February 18, 1997 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.



Item 11. Exhibits

Item 11 of the Schedule 14D-1 is hereby amended by adding the following
Exhibit:

              Exhibit No. (a)(9) Press Release issued by Parent on February 18, 1997.




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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 18, 1997

                                NOVARTIS BIOTECH HOLDING CORP.

                                By:  /s/ ROBERT L. THOMPSON, JR.
                                     -----------------------------------------
                                     Name: Robert L. Thompson, Jr.
                                     Title: Vice President

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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 18, 1997

                                NOVARTIS INC.

                                By:  /s/ ROBERT L. THOMPSON, JR.
                                     -----------------------------------------
                                     Name: Robert L. Thompson, Jr.
                                     Title: Attorney-in-Fact